SEC FILE NUMBER 001-36798

CUSIP NUMBER G6891L105
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-CEN Form N-CSR

For Period Ended: December 31, 2024

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q

For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Pangaea Logistics Solution Ltd.
Full Name of Registrant

Former Name if Applicable

c/o Phoenix Bulk Carriers (US) LLC 109 Long Wharf
Address of Principal Executive Office (Street and Number)

Newport, Rhode Island 02840
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pangaea Logistics Solutions Ltd. was unable to file its Form 10-K for the fiscal year ended December 31, 2024 (the “2024 10-K”) prior to the close of business on March 17, 2025 for reasons outside of the Company’s control that could not be resolved in time to meet the filing deadline. The 2024 10-K was filed after the close of business on March 17, 2025 and was posted to the EDGAR system on March 18, 2025.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gianni Del Signore	401	846-7790
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pangaea Logistics Solutions Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2025	By:	/s/ Gianni Del Signore
			Name:	Gianni Del Signore
			Title:	Chief Financial Officer